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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-A-002881-~~L

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Ave.
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter J. Chossek 414.665.7056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 100 E. Wisconsin Ave. Milwaukee WI 53202
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
203

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/06

OATH OR AFFIRMATION

I, Walter J. Chossek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Walter J. Chossek
Signature

Treasurer/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Northwestern Mutual Investment Services, LLC

Consolidated Statement of Financial Condition

December 31, 2005

AVAILABLE FOR PUBLIC

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Auditors

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC and its subsidiaries (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 1, 2006

Northwestern Mutual Investment Services, LLC
Consolidated Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	58,647,930
Cash segregated under federal regulation		19,424
Due from clearing broker		15,829,674
Deposit with clearing broker		100,000
Deferred distribution costs		3,097,002
Due from affiliates		1,863,773
Accounts receivable and other assets		449,907
Total assets	$	80,007,710
Liabilities and Member's Equity		
Commissions payable	$	13,850,482
Due to NML		4,556,972
Compensation and benefits payable		380,501
Payable to clearing broker		34,313
Other liabilities		36,489,511
Total liabilities		55,311,779
Member's equity		24,695,931
Total liabilities and member's equity	$	80,007,710

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

The accompanying consolidated statement of financial condition includes Northwestern Mutual Investment Services, LLC and its wholly-owned subsidiaries NML Buffalo, Inc., NMIS Georgia Agency, LLC, NMIS Alabama, LLC and NMIS Massachusetts Insurance Agency, LLC (together, "the Company" or "NMIS"). All intercompany balances and transactions have been eliminated.

NMIS is wholly-owned by The Northwestern Mutual Life Insurance Company (the "member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, annuity and disability income insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance and variable and group annuities to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products and for Mason Street Funds, Inc. ("MSF"), an open-ended investment management company registered under the Investment Company Act of 1940, which offers a family of mutual funds and is affiliated with NML.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks or invested in highly liquid financial instruments with original maturities of three months or less. They are reported in the consolidated statement of financial condition at fair value.

Fair Value Financial Instruments
Financial instruments, which include cash and cash equivalents, receivables and payables are at fair value or approximate their fair value because of the short maturities of these assets and liabilities.

3. Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives are offered the option of receiving a one-time, lump-sum payment in lieu of actual future commissions to which they would otherwise be entitled over a five year period subsequent to retirement or separation. If this option is elected, the Company retains these future commissions up to an agreed-upon limit. Lump-sum payments are deferred and amortized as commission expense using a straight-line method over five years. The Company is compensated for these distribution costs primarily through annual asset-based fees, which are reported as commissions in the consolidated statement of operations when earned. Because these revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a better matching of these expenses with the related revenues. At December 31, 2005, deferred distribution costs reported in the consolidated statement of financial condition included $3,442,148 of deferred lump-sum payments, which were reported net of accumulated amortization of $1,041,412. The recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with assets owned by NMIS clients at that date.

The Company defers commissions and other direct distribution costs associated with the sale of MSF "B" shares and amortizes these costs as commission expense using a straight line method over six years. The Company is compensated for sales of B shares through the combination of annual asset-based fees and contingent deferred sales charges to which B shares are subject, which are reported as commission revenue in the consolidated statement of operations when earned. Because these revenues are earned and recognized over time, the deferral and amortization of related costs provides a better matching of these expenses with the related revenues. At December 31, 2005, deferred distribution costs reported in the consolidated statement of financial condition, prior to valuation adjustment, included $1,764,976 of deferred B share distribution costs which were reported net of accumulated amortization of $673,702. Historically, the recoverability of these net deferred distribution costs were supported by the anticipated future asset-based fees and contingent deferred sales charges associated with the B shares owned by NMIS clients. See Note 4, Mason Street Advisors, LLC ("MSA") related party discussion, for details on current year valuation adjustment.

The Company also defers commissions and other direct distribution costs associated with the sale of MSF "C" shares and amortizes these costs as commission expense using a straight line method over eighteen months. MSF C shares became available in December 2003. The Company is compensated for sales of C shares through the combination of annual asset-based fees and contingent deferred sales charges to which C shares are subject, which are reported as commission revenue in the consolidated statement of operations when earned. Because these revenues are earned and recognized over time, the deferral and amortization of related costs provides a better matching of these expenses with the related revenues. At December 31, 2005, deferred distribution costs reported in the consolidated statement of financial condition, prior to valuation

adjustment, included $69,167 of deferred C share distribution costs which were reported net of accumulated amortization of $50,307. Historically, the recoverability of these net deferred distribution costs were supported by the anticipated future asset-based fees and contingent deferred sales charges associated with the C shares owned by NMIS clients. See Note 4, MSA related party discussion, for details on current year valuation adjustment.

4. Related Party Transactions

A significant portion of the Company's transactions are with NML and its affiliates.

The Company receives distribution management fee revenue for mutual fund underwriting and distribution services provided to MSF. These fees are paid to NMIS by MSA, a registered investment advisor and a wholly-owned affiliate of NML. MSA serves as a paying agent on behalf of MSF. At December 31, 2005, the Company reported $1,445,581 due from MSA, for MSF-related mutual fund underwriting and distribution services and is included in due from affiliates in the consolidated statement of financial position.

The MSF board of directors has approved a proposal to combine all eleven of their funds with new or existing non-affiliated fund groups. The transaction, which has also been approved by the non-affiliated fund groups' board of directors, is subject to approval by MSF shareholders. A special shareholders' meeting to consider the reorganization is anticipated to be held in March 2006. Provided the MSF shareholders vote in favor of the fund reorganizations, the transaction is anticipated to take place at the end of March, 2006. Following the close of the proposed transactions, MSF shareholders would become shareholders in these other fund groups and the Company would no longer be underwriter and distributor. As discussed in Note 3, the Company as underwriter and distributor for MSF currently defers commissions and other direct costs associated with the sale of B and C shares. As compensation for these costs, NMIS currently receives asset-based fees and contingent deferred sales charges, but would no longer receive these amounts if the proposed transactions are approved. Should the proposed transactions take place, NMIS will be reimbursed for a portion of the B shares' unamortized distribution costs, but will not be reimbursed for the C shares unamortized distribution costs. As a result, the B & C shares unamortized distribution costs included in the consolidated statement of financial condition have been written down to their estimated net realizable values of approximately $700 thousand and $0, respectively.

MSA also provides investment management services to NMIS. In 2004, MSA agreed to waive investment management fees charged to NMIS upon renegotiation of the investment management agreement.

NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. The Company receives commission revenue from NML related to sales of these products.

The Company pays an equal amount in commissions to its financial representatives. In addition, the Company receives distribution management fee revenue from NML related to variable annuity and variable life insurance underwriting and distribution services. For these services, $3,120,321 is due from NML at December 31, 2005 and is classified as a reduction of other amounts due to NML reported in the consolidated statement of financial condition.

Northwestern Mutual Wealth Management Company ("NMWMC") is a limited purpose federal savings bank and a wholly-owned subsidiary of NML. At December 31, 2005, the Company reported $388,057 due from NMWMC related to solicitation and supervision services and is reported in due from affiliates in the consolidated statement of financial condition.

Robert W. Baird & Co. ("Baird") is a clearing broker-dealer registered with the SEC and was a majority-owned, indirect subsidiary of NML until May of 2004 when Baird repurchased all of NML's interest in Baird. NMIS had previously entered into a fully disclosed clearing agreement with Baird to obtain securities execution, clearing and settlement services on an exclusive basis through 2006, subject to contract termination provisions. At December 31, 2005, the Company reported $15,829,674 due from Baird in the consolidated statement of financial condition for commissions and fees for transactions cleared through Baird. See Note 7 for additional information.

Under the terms of various service agreements, NML and affiliates provide certain administrative services to the Company. NMIS employees also participate in various employee benefit plans sponsored by NML, including retirement, deferred compensation, bonus and employee welfare plans. NMIS reimburses NML for the cost of these benefits. The Company's unpaid liability for these services and benefits was $7,734,689 at December 31, 2005 and is included in amounts due to NML in the consolidated statement of financial condition.

5. Income Taxes

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal and state income tax purposes. The Company's tax results are included in NML's consolidated federal and state income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company income taxes determined as if the Company filed a separate federal income tax return.

At December 31, 2005, the Company had taxable losses that give rise to a deferred tax asset of $39,791,751 at the federal income tax rate of 35%. At December 31, 2005, the Company also had an additional deferred tax asset of $11,870,048, primarily representing the temporary difference between book and tax recognition of the Baird Early Termination Fee accrual (see Note 7), and a deferred tax liability of $1,083,951 representing the temporary difference between the book and tax basis of unamortized deferred distribution costs, each computed based on the federal income tax rate of 35%.

At December 31, 2005, a valuation allowance of $50,577,848 has been established for the amount of the Company's net deferred tax assets, related to both tax loss carryforwards and temporary differences, due to recent cumulative losses.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $16,445,476, which exceeded the minimum requirement of $3,686,157 by $12,759,319. NMIS is also required to maintain a ratio of aggregate indebtedness-to-net capital ratio not to exceed 15 to 1. At December 31, 2005, the Company had an aggregate indebtedness-to-net capital ratio of 3.36 to 1.

7. Commitments and Contingencies

In the normal course of business, securities transactions for NMIS clients are introduced and cleared through Baird. Pursuant to the clearing agreement, Baird has the right to seek reimbursement from the Company for certain losses that may result from transactions with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred during 2005.

The Company, NML, and Baird entered into a NM Investment Program Termination and Separation Agreement in April of 2004, whereby the parties agreed to early termination of their New NM Investment Program and New Program Agreements effective January 1, 2006. Subsequent negotiations have changed the effective date to February 13, 2006. Baird will receive an Early Termination Fee from the Company as a result of the Termination and Separation Agreement. The fee represents the present value of all New NM Investment Program Pre-Tax Net Revenues that Baird would have received if the contract had not been terminated early. Management currently estimates the payment will be approximately $33.5 million with an accrual reported in other liabilities in the consolidated statement of financial condition.

NMIS has negotiated a fully disclosed clearing agreement with Pershing, LLC, for an initial term of five years, to obtain securities execution, clearing and settlement services. Terminating the clearing agreement by the Company during the initial term would result in applicable termination fees as provided for in the clearing agreement.

The Company is engaged in various legal actions in the normal course of its investment and insurance operations. In the opinion of management, losses that may ultimately result from such actions would not have a material effect on the Company's financial position at December 31, 2005.